Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 13 - 2007

MAY 11, 2007
FOR IMMEDIATE RELEASE

ANNUAL AND SPECIAL GENERAL MEETING RESULTS

Aurizon Mines Ltd. (TSX:ARZ; AMEX:AZK) is pleased to report that all of the resolutions that shareholders were asked to consider at the Annual and Special General Meeting held in Vancouver, B.C. on May 11, 2007, were approved, including the adoption of a 7% rolling stock option plan, the alteration of the Notice of Articles to remove the application of the Pre-Existing Company Provisions; the alteration of the Notice of Articles to increase the authorized share capital to an unlimited number of shares; and the adoption of new articles.

Pursuant to the Company’s Incentive Stock Option Plans, incentive stock options have been granted to employees for the purchase up to one million common shares at a price of $3.86, vesting over a five year period.  Taking into account this allocation, the Company currently has a total of 6,144,500 Common Shares granted pursuant to its Stock Option Plan, representing 4% of the Company’s current outstanding share capital.

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com